[LETTERHEAD]


FEDERAL EXPRESS CORPORATION
FISCAL 1997 AND FOURTH QUARTER
FINANCIAL RESULTS

FOR IMMEDIATE RELEASE


MEMPHIS, Tenn., June 30, 1997 ... Federal Express Corp. today announced that net income for the quarter ended May 31 was $132.6 million, a 15% increase over last year's fourth quarter net income of $115.4 million. Earnings per share rose to $1.14 per share from $1.01 per share last year.

Revenues for the quarter were $3,068.3 million, 12% higher than last year's $2,737.7 million. Operating income increased to $251.3 million from $225.7 million, and pretax income rose to $230.6 million from $202.5 million a year ago.

"We closed the year with record quarterly earnings that were bolstered by strong performance in our international segment," said Executive Vice President and Chief Financial Officer Alan B. Graf, Jr. "Fourth quarter international operating profit increased 60% year-over-year, primarily due to continued healthy growth in our premium International Priority -Registered Servicemark- (IP) service. IP volume rose 19% in the quarter, marking four consecutive years of double-digit growth for this express service."

                                    -more-


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International operating income for the fourth quarter was $59.4 million on international segment revenues of $854.9 million. In last year's fourth quarter, the international segment reported operating income of $37.2 million on revenues of $745.3 million.

The company's U.S. domestic operating income was $191.9 million on revenues of $2,213.4 million, compared to operating income of $188.5 million on revenues of $1,992.4 million in last year's fourth quarter.

"In the U.S., package volumes increased 10% year-over-year in the fourth quarter," said Graf. "This strong volume growth was accompanied by a 1.1% rise in our underlying revenue per package--excluding any benefit from the excise tax expiration in last year's fourth quarter and the fuel surcharge in this year's fourth quarter. At the same time, U.S. cost per package rose 2.4%, primarily due to increased fuel and contract trucking expenses."

Compared to last year's fourth quarter, sales of aircraft noise-reduction kits contributed an incremental $14 million to the company's operating income.

FISCAL YEAR RESULTS

For the full fiscal year, revenues were $11,519.8 million, a 12% increase over last year's $10,273.6 million. Fiscal 1997 net income was $361.2 million or $3.12 per share. Fiscal 1996 net income was $307.8 million or $2.69 per share.

Fiscal 1997 operating income for the company's international segment was $141.0 million on international revenues of $3,197.7 million compared to international operating income of $81.6 million in fiscal 1996 on revenues of $2,807.3 million.

                                    -more-


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U.S. domestic operating income for the year was $558.0 million on U.S. domestic revenues of $8,322.1 million compared to U.S. domestic operating income of $542.2 million in fiscal 1996 on revenues of $7,466.3 million.

"Our high performance team of employees around the world deserves credit for successfully delivering another year of improved earnings for our stockholders," said Graf. "We achieved a 16% increase in earnings per share while strategically investing in our integrated global network. Our fiscal 1997 results clearly demonstrate that FedEx's corporate vision is accurately focused."

                                      ***

Federal Express is the world's largest express transportation company, providing fast and reliable services for more than 2.8 million items in 212 countries each working day. The company employs approximately 130,000 people, has nearly 43,000 drop-off locations, and operates more than 580 aircraft and 38,000 vehicles in its integrated global network. FedEx maintains electronic connections with more than 650,000 users via FedEx PowerShip -Registered Trademark-, FedEx Ship -Registered Trademark- and FedEx interNetShip -SM-. Federal Express reported revenues of $11.5 billion for its fiscal year ended May 31, 1997.

                                      ###

Media Contacts: Greg Rossiter 901-395-4440 or Shirlee Clark 901-395-3463 Investor Contact: Becky Halvorson 901-395-3468
Worldwide Web Home Page:  http://www.fedex.com


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                FEDERAL EXPRESS CORPORATION FINANCIAL HIGHLIGHTS
                 (Unaudited; Current year data is preliminary)

                           FOURTH QUARTER FISCAL 1997
           (In millions, except earnings per share and operating data)


                                                       THREE MONTHS ENDED            TWELVE MONTHS ENDED
                                                            MAY 31                        MAY 31
                                                       ------------------            -------------------
FINANCIAL RESULTS                                      1997          1996            1997           1996
                                                       ----          ----            ----           ----

Revenues                                            $3,068.3       $2,737.7      $11,519.8         $10,273.6

Operating Expenses:
     Salaries and benefits                           1,318.1        1,186.9        5,095.5           4,620.0
     Rentals and landing fees                          272.3          248.0        1,070.7             959.0
     Depreciation and amortization                     200.5          184.5          777.4             719.6
     Fuel                                              173.0          158.6          690.4             578.6
     Maintenance and repairs                           178.0          177.3          724.4             617.7
     Other                                             675.1          556.7        2,462.4           2,154.9
                                                   ---------      ---------      ---------          --------
                                                     2,817.0        2,512.0       10,820.8           9,649.8
                                                   ---------      ---------      ---------          --------
Operating Income                                       251.3          225.7          699.0             623.8
Other Income (Expense):
     Interest, net                                     (24.6)         (22.7)         (90.6)            (95.6)
     Other, net                                          3.9           (0.5)          19.8              11.8
                                                   ---------      ---------      ---------          --------
                                                       (20.7)         (23.2)         (70.8)            (83.8)
                                                   ---------      ---------      ---------          --------
Pretax Income                                          230.6          202.5          628.2             540.0
Provision for Income Taxes                              98.0           87.1          267.0             232.2
                                                   ---------      ---------      ---------          --------
Net Income                                            $132.6         $115.4         $361.2            $307.8
                                                   =========      =========      =========          ========
Earnings Per Share                                     $1.14          $1.01          $3.12             $2.69
                                                   =========      =========      =========          ========
Common and Common Equivalent Shares                  116.649        114.691        115.641           114.276

OPERATING DATA
Operating Weekdays                                        64             65            254               256

AVERAGE DAILY EXPRESS VOLUME
Priority Overnight -Registered Servicemark-          1,223,070      1,118,285      1,178,822         1,067,352
Standard Overnight -Registered Servicemark-            635,818        643,486        629,828           606,860
2Day -SM-                                            690,040        559,897        675,501           567,781
Overnight Freight-Registered Servicemark-/
   2Day Freight -SM-                                   6,838          3,919          5,469             3,470
                                                   ---------      ---------      ---------         ---------
     Total U.S.A. Express Volume                   2,555,766      2,325,587      2,489,620         2,245,463
International Priority -Registered Servicemark-        244,935        206,049        226,274           192,199
                                                   ---------      ---------      ---------         ---------
     Total Avg Daily Express Volume                2,800,701      2,531,636      2,715,894         2,437,662
                                                   =========      =========      =========         =========
YIELD PER EXPRESS PACKAGE
Priority Overnight -Registered Servicemark-             $15.08         $15.27         $14.98            $15.26
Standard Overnight -Registered Servicemark-              11.34          10.64          10.99             10.41
2DaySM                                                  9.68           9.78           9.45              9.39
Overnight Freight -Registered Servicemark-/
   2Day Freight -SM-                                  145.36         144.29         149.54            148.73
                                                   ---------      ---------      ---------         ---------
     Total U.S.A. Express Yield                       $13.04         $12.89         $12.77            $12.67
International Priority -Registered Servicemark-          40.75          40.43          40.91             40.58
                                                   ---------      ---------      ---------         ---------
     Total Composite Yield                            $15.46         $15.13         $15.11            $14.87
                                                   =========      =========      =========         =========
Avg Pounds per Express Package                           7.5            6.4            7.2              6.4
Avg Revenue per Express Pound                          $2.06          $2.36          $2.11             $2.31

INT'L AIRFREIGHT (IXF/ATA)
Millions of Pounds                                     167.1          143.2          645.7            548.9
Revenue per Pound                                      $0.93          $0.93          $0.94             $1.01



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